UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

2Q23

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2023.

●	Net income attributable to shareholders of the parent company in 2Q23 was COP 1.5 trillion. This value represents a reduction of 14.9% compared to the previous quarter. Annualized return on equity (“ROE”) at the consolidated level was 15.7% for the quarter and 17.4% for the last twelve months.

●	Gross loans amount to COP 261 trillion on a consolidated basis, decreasing 2.4% compared to the previous quarter. The appreciation of the Colombian Peso against the US dollar reached 10.1% and impacted the loan balance. When excluding the currency exchange effect, the credit portfolio would have increased 1.3%.

●	30-day past due loans stood at 4.67% and 90-day past due loans at 2.97%. Total provision charges, net for 2Q23 were COP 2,082 billion that represented an increase of 1.8% when compared to 1Q23, driven by credit deterioration mainly in the consumer portfolio.

●	Shareholders’ equity attributable to the owners of the parent company stood at COP 36.5 trillion as of June 30, 2023, decreasing 1.0% compared to the previous quarter. This variation is largely explained by the negative effect of foreign balances on local currency. Basic solvency stood at 10.45% and the total consolidated solvency ratio was 12.54% for 2Q23, complying with the minimum regulatory requirements.

●	Bancolombia illustrates an encouraging quarterly growth trend in digital users. As of June 2023, the bank has 8.0 million active digital customers in the Retail APP (over a period of three months), as well as 23.1 million accounts in its financial inclusion platforms (6.5 million users in Bancolombia a la Mano and 16.6 million in NEQUI).

August 9, 2023. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the second quarter of 20231.

1 This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended June 30, 2023 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, July 1, 2023 $4,177.58 = US$ 1

2Q23

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	2Q22	1Q23	2Q23	2Q23 / 1Q23	2Q23 / 2Q22
ASSETS
Net Loans	228,054,203	250,756,177	244,018,017	(2.69)%	7.00%
Investments	27,415,761	30,968,605	26,028,005	(15.95)%	(5.06)%
Other assets	57,961,839	67,598,162	68,550,647	1.41%	18.27%
Total assets	313,431,803	349,322,944	338,596,669	(3.07)%	8.03%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	222,331,703	251,007,379	243,352,178	(3.05)%	9.45%
Other liabilities	56,001,080	60,461,705	57,746,360	(4.49)%	3.12%
Total liabilities	278,332,783	311,469,084	301,098,538	(3.33)%	8.18%
Non-controlling interest	1,817,384	936,297	955,492	2.05%	(47.42)%
Shareholders' equity	33,281,636	36,917,563	36,542,639	(1.02)%	9.80%
Total liabilities and shareholders' equity	313,431,803	349,322,944	338,596,669	(3.07)%	8.03%

Interest income	5,954,765	9,383,121	9,074,683	(3.29)%	52.39%
Interest expense	(1,639,837)	(4,025,263)	(4,141,013)	2.88%	152.53%
Net interest income	4,314,928	5,357,858	4,933,670	(7.92)%	14.34%
Net provisions	(612,763)	(2,045,644)	(2,082,200)	1.79%	239.81%
Fees and income from service, net	878,792	1,001,596	997,998	(0.36)%	13.56%
Other operating income	493,564	989,880	1,119,725	13.12%	126.87%
Total Dividends received and equity method	84,830	116,636	112,270	(3.74)%	32.35%
Total operating expense	(2,519,735)	(3,071,662)	(3,170,973)	3.23%	25.85%
Profit before tax	2,639,616	2,348,664	1,910,490	(18.66)%	(27.62)%
Income tax	(784,776)	(586,371)	(426,328)	(27.29)%	(45.68)%
Net income before non-controlling interest	1,854,840	1,762,293	1,484,162	(15.78)%	(19.98)%
Non-controlling interest	(75,145)	(45,516)	(23,671)	(47.99)%	(68.50)%
Net income	1,779,695	1,716,777	1,460,491	(14.93)%	(17.94)%

2Q23

	Quarter			As of
PRINCIPAL RATIOS	2Q22	1Q23	2Q23	2Q22	2Q23
PROFITABILITY
Net interest margin (1) from continuing operations	6.69%	7.17%	6.72%	6.33%	6.95%
Return on average total assets (2) from continuing operations	2.37%	1.96%	1.70%	2.38%	1.83%
Return on average shareholders´ equity (3)	22.55%	17.67%	15.75%	21.95%	16.66%
EFFICIENCY					—
Operating expenses to net operating income	43.65%	41.14%	44.26%	44.64%	42.67%
Operating expenses to average total assets	3.36%	3.50%	3.68%	3.37%	3.59%
Operating expenses to productive assets	3.90%	4.11%	4.32%	3.91%	4.22%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.62%	10.57%	10.79%	10.62%	10.79%
Technical capital to risk weighted assets	12.93%	12.01%	12.54%	12.93%	12.54%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.78	1.54	1.45	3.52	3.16
Net income per share $COP from continuing operations	1,850.33	1,784.91	1,518.46	3,650.92	3,303.37
P/BV ADS (4)	0.92	0.76	0.73	0.92	0.73
P/BV Local (5) (6)	0.97	0.91	0.82	0.97	0.82
P/E (7) from continuing operations	4.43	4.52	4.86	4.49	4.47
ADR price	30.83	25.13	26.68	30.83	26.68
Common share price (8)	33,540	34,990	31,000	33,540	31,000
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	4,151.21	4,646.08	4,177.58	4,151.21	4,177.58

(1)Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

2Q23

1.BALANCE SHEET

1.1.Assets

As of June 30, 2023, Bancolombia's assets at the consolidated level totaled COP 338,597 billion, which represents an increase of 8.0% compared to 2Q22 and a decrease of 3.1% compared to 1Q23. The quarterly variation is explained by the reduction of the investment portfolio and the negative effect of balances in dollars, signaling the largest asset contraction in value since December 2020 when the loan portfolio was impacted by the pandemic and the Colombian peso appreciation.

During the quarter, the peso appreciated 10.1% against the US dollar and depreciated 0.6% in the last 12 months. The average exchange rate was 3.4% lower in 2Q23 versus 1Q23, and 17.4% higher in the last 12 months.

1.2.Loan Portfolio

The following table shows the composition of Bancolombia loans on a consolidated basis by type and currency:

			Amounts in USD		Amounts in USD
(COP Million)	Amounts in COP		converted to COP		(thousands)		Total
(1 USD = 4177.58 COP)	2Q23	2Q23 / 1Q23	2Q23	2Q23 / 1Q23	2Q23	2Q23 / 1Q23	2Q23	2Q23 / 1Q23
Commercial loans	112,804,997	4.00%	53,649,685	(12.21)%	12,842,288	(2.37)%	166,454,682	(1.84)%
Consumer loans	39,909,507	(0.94)%	17,387,949	(7.93)%	4,162,206	2.40%	57,297,456	(3.17)%
Mortgage loans	20,322,392	2.26%	15,734,947	(9.50)%	3,766,522	0.65%	36,057,339	(3.23)%
Small business loans	542,116	(2.61)%	647,978	(10.47)%	155,108	(0.42)%	1,190,094	(7.05)%
Interests paid in advance	(17,518)	5.08%	(1,166)	17.44%	(279)	30.61%	(18,683)	5.77%
Gross loans	173,561,494	2.60%	87,419,393	(10.89)%	20,925,845	(0.90)%	260,980,888	(2.35)%

In 2Q23, gross loans declined 2.4% compared to 1Q23 (increasing 1.3% when excluding the FX effect) and rose 7.4% compared to 2Q22. During the last 12 months peso-denominated loans grew 10.6% and the dollar-denominated loans (expressed in USD) grew 0.8%.

At the end of 2Q23, Banco Agricola operations in El Salvador, Banistmo in Panama and BAM in Guatemala represented 26.5% of total gross loans. Gross loans denominated in currencies other than COP, generated by operations in Central America, the international operation of Bancolombia Panamá, Puerto Rico and the USD denominated loans in Colombia, accounted for 33.5% of the portfolio, and decreased 0.9% in the quarter (when expressed in USD).

Total reserves (provisions in the balance sheet) for loan losses increased 2.7% during the quarter and totaled COP 16,963 billion or 6.5% of the gross loans at the end of the quarter.

As in the previous quarter, during 2Q23 there is a sequential decrease in the total loan portfolio. The appreciation of the Colombian peso against the dollar impacted the balance of foreign subsidiaries. The most significant reduction on a consolidated basis took place in consumer loans in Bancolombia S.A., which represents 71% of this category and is explained by the lower credit demand from individuals. In the other geographies, conversely, there is an upward trend in retail that partially mitigates the exchange rate impact.

Banco Agromercantil recorded a quarterly growth of 0.4% when calculated in USD given the activity in consumer that continues to gain share within the total portfolio following the trend of recent quarters.

Banco Agricola reports a 0.3% increase when calculated in USD during the quarter, the expansion on retail offsets the decrease in mortgages and commercial loans, however, the credit portfolio is experiencing a gradual deceleration and a lower demand when compared to the performance a year ago.

Banistmo´s loan book remained stable in the quarter. Growth in mortgages and retail was offset by the contraction on commercial loans.

2Q23

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia total loan portfolio on a consolidated basis:

LOAN PORTFOLIO						% of total
(COP million)	2Q22	1Q23	2Q23	2Q23 / 1Q23	2Q23 / 2Q22	loans
Commercial	155,271,122	169,573,762	166,454,682	(1.84)%	7.20%	63.78%
Consumer	53,707,360	59,171,343	57,297,456	(3.17)%	6.68%	21.95%
Mortgage	32,785,538	37,261,321	36,057,339	(3.23)%	9.98%	13.82%
Microcredit	1,328,020	1,280,352	1,190,094	(7.05)%	(10.39)%	0.46%
Interests received in advance	(12,987)	(17,663)	(18,683)	5.78%	43.86%	(0.01)%
Total loan portfolio	243,079,053	267,269,115	260,980,887	(2.35)%	7.36%	100.00%
Allowance for loan losses	(15,024,850)	(16,512,938)	(16,962,871)	2.72%	12.90%	0.00
Total loans, net	228,054,203	250,756,177	244,018,016	(2.69)%	7.00%	0.00

1.3.Investment Portfolio

As of June 30, 2023, Bancolombia net investment portfolio at the consolidated level totaled COP 26,028 billion, decreasing 16.0% from the end of 1Q23 and 5.1% from the end of 2Q22. The bank´s temporal needs for liquidity in Colombia drove the balance reduction. At the end of 2Q23, the debt securities portfolio had a duration of 15.3 months and a weighted average yield to maturity of 9.0%.

1.4.Goodwill and intangibles

At the end of 2Q23, Bancolombia's goodwill and intangibles at the consolidated level totaled COP 9,130 billion, down 9.5% compared to 1Q23. This quarterly variation is mainly explained by the appreciation of the COP against the USD.

1.5.Funding

As of June 30, 2023, Bancolombia's liabilities at the consolidated level totaled COP 301,099 billion, decreasing 3.3% from the end of 1Q23, and increasing 8.2% compared to 2Q22.

Customer deposits totaled COP 243,352 billion (80.8% of liabilities) at the end of 2Q23, dropping 3.0% compared to 1Q23 and rising 9.5% over the last 12 months. The quarterly decrease is largely explained by the peso depreciation and its currency effect on the subsidiaries balance. The net loans to deposits ratio was 100.3% at the end of 2Q23 remaining relatively stable compared to 99.9% in 1Q23.

Certificates of deposit continue to gradually grow in volume over the past five quarters as a general effect across all subsidiaries. Such growth takes place in Bancolombia S.A. to a greater extent, given the interest rates environment causing a continued migration towards cost interest-bearing deposits. In the funding mix there is a significant variation in the last 12 months, term deposits now represent 35% compared to 26% a year ago. Loans with banks presented a balance decrease, mainly in Bancolombia S.A. and Bancolombia Panama.

Funding mix
COP Million	2Q22		1Q23		2Q23
Checking accounts	40,062,692	15%	37,944,551	13%	34,012,858	12%
Saving accounts	111,399,791	43%	111,021,738	38%	105,880,404	38%
Time deposits	66,652,747	26%	97,466,462	34%	98,445,525	35%
Other deposits	7,120,690	3%	5,024,575	2%	5,543,500	2%
Long term debt	21,462,415	8%	19,061,952	7%	17,643,566	6%
Loans with banks	12,515,221	5%	19,860,965	7%	17,843,618	6%
Total Funds	259,213,556	100%	290,380,243	100%	279,369,471	100%

2Q23

1.6.Shareholders’ Equity and Regulatory Capital

Shareholders’ equity attributable to the owners of the parent company at the end of 2Q23 was COP 36,543 billion, decreasing by 1.0% compared to 1Q23 and increasing by 9.8% when compared to 2Q22. The currency appreciation in the quarter contributed to the negative variation, partially offset by the net income generated.

Bancolombia solvency ratio on a consolidated basis under Basel III was 12.54% in 2Q23 standing 167 basis points above the minimum level required by the regulator in Colombia, while the basic capital ratio (Tier 1) stood at 10.45%, 295 basis points above the minimum regulatory capital level (value to fully comply with the new capital requirements in the third year of the Basel III phase-in period). The increase in solvency levels is mainly due to the earnings accrual during the quarter. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.13% at the end of 2Q23.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	2Q22%		1Q23%		2Q23%
Basic capital (Tier I)	26,299,311	10.28%	27,940,470	9.75%	28,562,022	10.45%
Additional capital (Tier II)	6,770,767	2.65%	6,498,880	2.27%	5,739,243	2.10%
Technical capital (1)	33,057,251		34,424,167		34,288,731
Risk weighted assets including market and operational risk (2)	255,721,580		286,568,991		273,396,254
CAPITAL ADEQUACY (3)		12.93%		12.01%		12.54%

(1)	Technical capital is the sum of basic and additional capital, minus deductions ($15.184MM for 1Q23 and $12.534MM for 2Q23).
(2)	Operational risk applies to 2Q22, 1Q23 and 2Q23 after the adoption of Basel III regulation.
(3)	Capital adequacy is technical capital divided by risk-weighted assets.

2.INCOME STATEMENT

Net income attributable to equity holders of the parent company was COP 1,460 billion in 2Q23, or COP 1,518.46 per share (USD $ 1.45 per ADR). This profit represents a decrease of 14.9% compared to 1Q23, as a result mainly of the lower net interest income. The company´s annualized return on equity (“ROE”) was 15.7% for 2Q23 and 17.4% for the last 12 months.

2.1.Net Interest Income

Net interest income totaled COP 4,934 billion in 2Q23, 7.9% lower than the income reported in 1Q23. The main fact to highlight is the performance of the investment portfolio generating interest on debt instruments and valuation on financial instruments of COP 41 billion in 2Q23, dropping 90.8% compared to 1Q23. Such decrease is the result, to a greater extent, of the higher rates and the increasing cost of funding. It is worth noting that devaluation of investments in dollars is offset in other operating income due to exchange rate hedging. Derivatives distribution had a positive performance with a significant volume of financial instruments sold in an environment of high volatility in interest rates and in foreign currency.

Net Interest Margin

The annualized net interest margin for investments in 2Q23 stood at -2.6%, impacting the bank´s NIM on a consolidated basis dropping 44 bps to 6.7%.

The annualized net interest margin of the loan portfolio was 7.9%, up 3 bps when compared to 1Q23 and 86 basis points above 2Q22, decelerating gradually due to a slower pace of reference rate hikes in Colombia and higher funding costs.

2Q23

Annualized Interest
Margin	2Q22	1Q23	2Q23
Loans' Interest margin	7.0%	7.9%	7.9%
Debt investments' margin	4.1%	2.0%	(2.6)%
Net interest margin (1)	6.7%	7.2%	6.7%

(1) Net interest margin and valuation income on financial instruments.

Demand deposits balance decreased during the quarter and during the last year. Savings accounts decreased 4.6% compared to 1Q23 and 5.0% compared to 2Q22. Checking accounts decreased 10.4% vs 1Q23 and 15.1% vs 2Q22. The annualized weighted average cost of deposits was 5.36% in 2Q23, increasing 22 basis points compared to 1Q23 and 323 basis points compared to 2Q22.

The increase in the cost of financing is given to current market conditions and the continuous repricing of funding sources, even though there is a lower expansion in 2Q23 compared to previous quarters, in line with the gradual moderation of the reference rate by the Central Bank in Colombia. The reduction of checking accounts and savings accounts in Bancolombia S.A. and Banistmo during 2Q23, combined with the increase in time deposits in all subsidiaries and their greater share in the funding mix had a significant impact on the total cost.

Average weighted
funding cost	2Q22	1Q23	2Q23
Checking accounts	0.20%	0.21%	0.26%
Saving accounts	1.35%	3.70%	3.28%
Time deposits	4.82%	9.14%	9.64%
Total deposits	2.13%	5.14%	5.36%
Long term debt	6.13%	7.97%	8.22%
Loans with banks	2.53%	5.11%	5.93%
Total funding cost	2.48%	5.27%	5.54%

2.2.Fees and Income from Services

During 2Q23, total fees and commissions, net totaled COP 998 billion, down 0.4% compared to 1Q23, and up 13.6% compared to 2Q22.

Credit and debit card fees and commercial establishments increased 1.2% in the quarter and 13.6% Y/Y. The increase in the volume of outstanding cards and the higher income from interbank exchange fees added to the good performance due to a growing number of transactions. The bancassurance division had an important contribution in the quarter, increasing 19.4% compared to 1Q23, driven by the accelerated activity in the distribution of policies for individuals and a higher income from profit sharing in voluntary and mandatory insurances. Finally, it is worth noting the income on payments and collections rising 5.9% in the quarter given the incremental volume in transactions through the bank's channels and the greater collection of invoices from retail clients.

The net variation on fees was negative in the quarter due to commission expenses outpacing income, mainly attributed to processing of payments with card franchises and expenses associated to banking agents in line with an increasing transactional level and the opening of new terminals with merchants.

2.3.Other Operating Income

Total other operating income was COP 1,120 billion in 2Q23, up by 13.1% compared to 1Q23 and by 126.9% compared to 2Q23. Quarterly, the growing income is mainly due to a positive balance on derivatives FX contracts and net foreign exchange over treasury investments hedging activities.

Income from operating leases was COP 431 billion in 2Q23, an increase of 3.3% compared to 1Q23 and 34.2% compared to 2Q22. Annually, an accelerated activity in vehicle rental contracts by Bancolombia and Renting Bancolombia explain such performance, combined with the Colombian Real Estate Fund “FIC” presenting a higher income from real estate leasing.

2Q23

2.4.Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 11,840 billion at the end of 2Q23 and represents 4.7% of total gross loans, increasing when compared to 1Q23, when past due loans represented 4.3% of total gross loans. During the quarter, charge-offs totaled COP 1,331 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 131.8% at the end of 2Q23, decreasing compared to 138.3% at the end of 1Q23. The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 2,126 billion.

Provision charges (net of recoveries) totaled COP 2,082 billion in 2Q23, presenting a 1.8% growth compared to 1Q23. Like the trend of previous quarters, the high expense in provisions is mostly due to the deterioration of the credit portfolio in consumer, primarily in Colombia. The macroeconomic component, conversely, has required a lower expense due to the updated 2023 forecast in all geographies in which the bank operates.

Provisions as a percentage of the average gross loans were 3.1% annualized for 2Q23 and 2.7% for the last 12 months. Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 15,610 billion, or 6.2% of total loans at the end of 2Q23, increasing when compared to 1Q23.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	2Q22	1Q23	2Q23
Total 30‑day past due loans	9,103,171	11,045,268	11,840,403
Allowance for loan losses (1)	13,639,335	15,273,890	15,609,621
Past due loans to total loans	3.86%	4.25%	4.67%
Allowances to past due loans	149.83%	138.28%	131.83%
Allowance for loan losses as a percentage of total loans	5.78%	5.88%	6.15%

(1)	Allowances are reserves for the principal of loans.

	% Of loan	30 days
PDL Per Category	Portfolio	2Q22	1Q23	2Q23
Commercial loans	63.8%	2.79%	3.03%	3.28%
Consumer loans	22.0%	5.39%	6.86%	7.81%
Mortgage loans	13.8%	6.01%	5.34%	5.76%
Microcredit	0.5%	12.49%	11.57%	12.52%
PDL TOTAL		3.86%	4.25%	4.67%

	% Of loan	90 days
PDL Per Category	Portfolio	2Q22	1Q23	2Q23
Commercial loans	63.8%	2.47%	2.44%	2.57%
Consumer loans	22.0%	3.17%	3.34%	4.22%
Mortgage loans*	13.8%	2.97%	2.67%	2.71%
Microcredit	0.5%	8.39%	6.66%	6.53%
PDL TOTAL		2.72%	2.70%	2.97%

*Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

2Q23

	1Q23			2Q23			2Q23 / 1Q23
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	232,912,748	2,873,428	1.2%	227,421,364	2,952,997	1.3%	(2.4)%	2.8%
Stage 2	19,211,879	3,541,002	18.4%	17,532,705	3,400,503	19.4%	(8.7)%	(4.0)%
Stage 3	15,144,488	10,098,508	66.7%	16,026,819	10,609,371	66.2%	5.8%	5.1%
Total	267,269,115	16,512,938	6.2%	260,980,888	16,962,871	6.5%	(2.4)%	2.7%

Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).

Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).

Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).

2.5.Operating Expenses

During 2Q23, operating expenses totaled COP 3,171 billion, increasing by 3.2% compared to 1Q23 and by 25.8% compared to 2Q22.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 1,354 billion in 2Q23, up 2.4% from 1Q23 and up 28.9% from 2Q22.

General expenses decreased 3.9% in the quarter and increased 23.7% compared to 2Q22. Firstly, investments in technology and digital transformation have had a continuous impact in Bancolombia on a consolidated basis. Secondly, the Renting business has demanded important expenses following the growing activity in this division. Finally, the higher taxes derived from the Colombian tax reform, as well as inflation rates and depreciation of the local currency in annual terms, have had altogether an important impact as external factors on the incurred incremental volume of general and personnel expenses.

As of June 30, 2023, Bancolombia had 34,442 employees, owned 865 branches, 6,151 ATMs, 29,580 banking agents and served more than 29 million customers.

2.6.Taxes

Bancolombia's consolidated income tax for 2Q23 presented an expense of COP 426 billion, which results in an effective rate lower than the statutory rate at the different geographies due to the application of tax benefits, mainly related to untaxed dividends, exempt revenue from interests on social housing loans and yields on government-issued securities, investment in productive real fixed assets and finally the stabilized rate of the Leasing business unit in Colombia.

3.BREAK DOWN OF OPERATIONS

The following tables summarize the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

The portfolio of Bancolombia S.A. presented an increase of 1.7% in the quarter and 9.6% in the last 12 months. The quarterly change reflects a different performance after the contraction experienced in 1Q23, despite the environment of high interest rates and was led by commercial loans that increased 2.6% in the period. The consumer portfolio, in contrast, presented a contraction of 1.0% impacted by lower originations in personal loans.

Net result for Bancolombia S.A. in 2Q23 it was COP 1.4 trillion, which represents a reduction of 20.9% when compared to the result of 1Q23. Investments income displayed a significant decrease in the quarter, explained by lower income from valuation of debt securities, mainly in foreign currency securities. On the contrary, loan interest income reported a favorable performance because of the increase in the commercial portfolio and higher yields. On the other hand, interest expenses grew due to the higher average balance in term deposits and a higher deposit rate. It is worth noting the growth in provision expenses originated in the deterioration of segments such as individuals and small independent businesses. Other operating income showed a significant decrease mainly due to the equity method, impacted by foreign subsidiaries and the subjacent exchange effect in the quarter. The net interest margin for 2Q23 for Bancolombia S.A. was 7.5% and annualized quarterly ROE was 14.5%.

2Q23

BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	2Q22	1Q23	2Q23	2Q23 / 1Q23	2Q23 / 2Q22
ASSETS
Gross loans	166,195,963	179,156,743	182,231,025	1.72%	9.65%
Allowances for loans	(11,227,779)	(12,534,018)	(13,444,913)	7.27%	19.75%
Investments	39,756,303	45,906,171	40,074,079	(12.70)%	0.80%
Other assets	27,089,815	30,536,953	33,359,616	9.24%	23.14%
Total assets	221,814,301	243,065,849	242,219,806	(0.35)%	9.20%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	137,006,229	153,899,531	154,825,744	0.60%	13.01%
Other liabilities	51,006,029	51,712,305	50,497,451	(2.35)%	(1.00)%
Total liabilities	188,012,257	205,611,836	205,323,196	(0.14)%	9.21%
Shareholders’ equity	33,802,044	37,454,013	36,896,610	(1.49)%	9.15%
Total liabilities and shareholders’ equity	221,814,301	243,065,849	242,219,806	(0.35)%	9.20%

Interest income	4,698,350	7,425,336	7,175,257	(3.37)%	52.72%
Interest expense	(1,258,514)	(3,431,424)	(3,538,259)	3.11%	181.15%
Net interest income	3,439,836	3,993,912	3,636,997	(8.94)%	5.73%
Net provisions	(439,274)	(1,787,865)	(1,909,774)	6.82%	334.76%
Fees and income from service, net	615,515	701,120	670,367	(4.39)%	8.91%
Other operating income	516,851	1,287,133	1,381,072	7.30%	167.21%
Total operating expense	(1,672,889)	(2,028,231)	(2,114,440)	4.25%	26.39%
Profit before tax	2,460,039	2,166,069	1,664,221	(23.17)%	(32.35)%
Income tax	(679,323)	(440,159)	(298,834)	(32.11)%	(56.01)%
Net income	1,780,715	1,725,910	1,365,387	(20.89)%	(23.32)%

2Q23

BANISTMO- PANAMA

Banistmo's portfolio closed 2Q23 with a stable balance compared to the previous quarter (0.0% measured in USD). The contraction in the commercial portfolio was favorably offset by growth in consumer due to higher originations in personal loans and a rapid dynamic in mortgages concentrated in social housing. In the funding structure, demand deposits show a balance reduction whilst term deposits grew 2.2% (measured in USD) during the quarter mainly due to corporate clients, both local and foreign.

The net result for Banistmo in 2Q23 was a profit of COP 145.6 billion, which represents a decrease in quarterly terms. Despite an incremental interest expense following a higher volume of time deposits and a greater cost of funding, net interest income increased, resulting in a higher net balance. Net fees increased primarily from credit cards and the brokerage division. Provision expenses decreased during the quarter to a greater extent, due to releases associated with updating macroeconomic parameters. The greatest impact on net profit came from the increase in operating expenses, mainly driven by general expenses related to fees paid to outsourced suppliers for specific projects, legal expenses, professional services, and technology providers. In addition, higher labor expenses were explained largely by the general inflationary adjustment in April. The net interest margin for 2Q23 for Banistmo was 3.9% and the annualized quarterly ROE was 11.1%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	2Q22	1Q23	2Q23	2Q23 / 1Q23	2Q23 / 2Q22
ASSETS
Gross loans	33,459,315	37,688,605	33,884,835	(10.09)%	1.27%
Allowances for loans	(2,067,593)	(2,069,253)	(1,787,159)	(13.63)%	(13.56)%
Investments	6,112,944	7,100,915	6,430,317	(9.44)%	5.19%
Other assets	5,049,238	6,017,244	5,497,061	(8.64)%	8.87%
Total assets	42,553,904	48,737,511	44,025,054	(9.67)%	3.46%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	29,541,695	33,562,356	29,997,171	(10.62)%	1.54%
Other liabilities	8,398,004	9,809,710	9,064,493	(7.60)%	7.94%
Total liabilities	37,939,699	43,372,066	39,061,664	(9.94)%	2.96%
Shareholders’ equity	4,614,205	5,365,445	4,963,391	(7.49)%	7.57%
Total liabilities and shareholders’ equity	42,553,904	48,737,511	44,025,054	(9.67)%	3.46%

Interest income	521,602	761,120	736,196	(3.27)%	41.14%
Interest expense	(199,964)	(313,564)	(311,768)	(0.57)%	55.91%
Net interest income	321,639	447,556	424,428	(5.17)%	31.96%
Net provisions	(35,134)	(61,304)	(50,517)	(17.60)%	43.78%
Fees and income from service, net	50,922	62,564	65,828	5.22%	29.27%
Other operating income	9,752	11,292	17,117	51.58%	75.53%
Total operating expense	(208,343)	(249,638)	(253,420)	1.52%	21.64%
Profit before tax	138,835	210,470	203,435	(3.34)%	46.53%
Income tax	(29,472)	(40,449)	(57,849)	43.02%	96.28%
Net income	109,363	170,022	145,586	(14.37)%	33.12%

2Q23

BANAGRICOLA- EL SALVADOR

Loans in Banco Agricola grew 0.3% (calculated in USD). The growing trend of the last quarter in the commercial portfolio came to an end and contracted in 2Q23, partially attributed to a decrease in the construction segment balance. The home-lending portfolio also experienced a decrease, offset by the 1.6% growth in the consumer portfolio (calculated in USD) as a result of higher originations in personal loans and credit cards. In the funding structure, there is a significant reduction in checking accounts, mainly from corporate clients. Savings account remain relatively stable, while time deposits grew 4.7% (calculated in USD) for both corporate and consumer clients. The loan to deposit ratio for Banco Agricola shows a favorable liquidity profile.

Net result for Banco Agricola in 2Q23 was a profit of COP 125.5 billion, which represents a 6.6% reduction compared to 1Q23 by the FX effect (profit grows 0.1% Q/Q calculated in USD). Net interest income shows a quarterly increase due to the better performance on investments and the higher lending margin, mainly supported by corporate business. Credit provisions decreased quarterly due to a greater recovery of written-off loans in addition to macroeconomic variables update that mainly affected the restructured retail portfolio. Operating expenses displayed a quarterly increase largely due to the amortization of intangibles for the acquisition of cloud services (technology). Banco Agricola´s net interest margin for 2Q23 was 6.4% and annualized quarterly ROE was 20.6%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	2Q22	1Q23	2Q23	2Q23 / 1Q23	2Q23 / 2Q22
ASSETS
Gross loans	15,937,481	18,448,830	16,636,308	(9.82)%	4.38%
Allowances for loans	(666,443)	(711,857)	(639,099)	(10.22)%	(4.10)%
Investments	2,955,517	3,368,901	3,057,303	(9.25)%	3.44%
Other assets	5,417,484	5,269,464	4,484,443	(14.90)%	(17.22)%
Total assets	23,644,038	26,375,337	23,538,955	(10.75)%	(0.44)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	17,602,153	19,669,270	17,514,929	(10.95)%	(0.50)%
Other liabilities	3,734,680	4,220,761	3,667,860	(13.10)%	(1.79)%
Total liabilities	21,336,832	23,890,031	21,182,789	(11.33)%	(0.72)%
Non-controlling interest	20,813	19,884	20,931	5.26%	0.57%
Stockholders’ equity attributable to the owners of the parent company	2,286,393	2,465,422	2,335,235	(5.28)%	2.14%
Total liabilities and shareholders’ equity	23,644,038	26,375,337	23,538,955	(10.75)%	(0.44)%

Interest income	347,383	458,397	456,878	(0.33)%	31.52%
Interest expense	(63,529)	(117,131)	(117,425)	0.25%	84.84%
Net interest income	283,855	341,265	339,453	(0.53)%	19.59%
Net provisions	(63,636)	(48,420)	(40,324)	(16.72)%	(36.63)%
Fees and income from service, net	62,386	77,823	73,255	(5.87)%	17.42%
Other operating income	7,078	4,207	8,179	94.43%	15.56%
Total operating expense	(189,450)	(188,388)	(198,632)	5.44%	4.85%
Profit before tax	100,232	186,487	181,932	(2.44)%	81.51%
Income tax	(28,269)	(47,826)	(54,057)	13.03%	91.22%
Net income before non-controlling interest	71,963	138,662	127,874	(7.78)%	77.69%
Non-controlling interest	(1,678)	(4,181)	(2,335)	(44.14)%	39.17%
Net income	70,285	134,481	125,539	(6.65)%	78.61%

2Q23

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

The credit portfolio in BAM reflects a slowdown in 2Q23 compared to the accelerated growth rate of the previous year, closing with a quarterly increase of 0.4% (calculated in USD). The fastest growing segment continues to be consumer, led by credit cards. Commercial loans, on the other hand, reported a quarterly contraction, mainly due large prepayments from corporate clients. In the funding structure, there is a continued favorable evolution in the different products with significant growth mainly in checking accounts.

Net result for BAM in 2Q23 was a profit of COP 71.7 billion, which represents an increase of 7.9% compared to 1Q23. Net interest income showed a reduction in the quarter, firstly, due to investments presenting losses from market valuation, mainly in local government bonds, and, secondly, due to growth of interest expenses in line with the higher rates in time deposits and in loans with banks. Net provisions decreased significantly due to expenses release from specific clients with better performance and progress on debt repayment. Net commissions showed an increase due to better transactional activity in credit cards and credit commissions for specific operations. On the other hand, other operating income presented growth (calculated in USD) derived mainly from insurance premiums distribution. BAM's net interest margin for 2Q23 was 5.0% and annualized quarterly ROE was 12.8%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT		Quarter		Change
(COP million)	2Q22	1Q23	2Q23	2Q23 / 1Q23	2Q23 / 2Q22
ASSETS
Gross loans	17,420,542	20,677,298	18,663,578	(9.74)%	7.14%
Allowances for loans	(837,159)	(991,628)	(899,271)	(9.31)%	7.42%
Investments	1,535,824	2,065,644	1,894,076	(8.31)%	23.33%
Other assets	3,512,617	4,423,384	4,022,552	(9.06)%	14.52%
Total assets	21,631,825	26,174,698	23,680,936	(9.53)%	9.47%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	16,493,824	18,959,921	17,312,275	(8.69)%	4.96%
Other liabilities	3,156,471	4,898,675	4,219,417	(13.87)%	33.68%
Total liabilities	19,650,294	23,858,596	21,531,692	(9.75)%	9.57%
Non-controlling interest	20,989	20,932	21,549	2.95%	2.67%
Stockholders’ equity attributable to the owners of the parent company	1,960,541	2,295,169	2,127,695	(7.30)%	8.53%
Total liabilities and shareholders’ equity	21,631,825	26,174,698	23,680,936	(9.53)%	9.47%

Interest income	326,067	537,764	486,241	(9.58)%	49.12%
Interest expense	(127,185)	(202,037)	(207,360)	2.63%	63.04%
Net interest income	198,881	335,727	278,881	(16.93)%	40.22%
Net provisions	(54,030)	(137,534)	(79,638)	(42.10)%	47.40%
Fees and income from service, net	23,659	33,591	36,896	9.84%	55.95%
Other operating income	29,187	37,503	37,029	(1.26)%	26.87%
Total operating expense	(137,098)	(182,290)	(173,785)	(4.67)%	26.76%
Profit before tax	60,599	86,998	99,383	14.24%	64.00%
Income tax	(9,268)	(18,721)	(26,019)	38.98%	180.74%
Net income before non-controlling interest	51,331	68,277	73,364	7.45%	42.92%
Non-controlling interest	(1,122)	(1,785)	(1,618)	(9.36)%	44.20%
Net income	50,210	66,493	71,747	7.90%	42.89%

2Q23

4.BANCOLOMBIA Company Description (NYSE: CIB, BVC: BCOLOMBIA Y PFBCOLOM)

GRUPO BANCOLOMBIA is a full-service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 29 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), International banking and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(601) 4885371
E-mail:	IR@bancolombia.com.co
Contacts:	Catalina Tobón Rivera (IR Director)
Website:	https://www.grupobancolombia.com/investor-relations

2Q23

CONSOLIDATED BALANCE SHEET				Change			% of
(COP million)	2Q22	1Q23	2Q23	2Q23 / 1Q23	2Q23 / 2Q22	% of Assets	Liabilities
ASSETS
Cash and balances at central bank	21,408,529	23,800,072	23,743,139	(0.24)%	10.91%	7.01%
Interbank borrowings	1,896,523	3,370,698	3,236,211	(3.99)%	70.64%	0.96%
Reverse repurchase agreements and other similar secured lend	1,348,849	1,164,661	1,714,733	47.23%	27.13%	0.51%
Financial assets investment	27,415,761	30,968,605	26,028,005	(15.95)%	(5.06)%	7.69%
Derivative financial instruments	3,930,968	4,930,914	6,247,631	26.70%	58.93%	1.85%
Loans and advances to customers	243,079,053	267,269,115	260,980,888	(2.35)%	7.36%	77.08%
Allowance for loan and lease losses	(15,024,850)	(16,512,938)	(16,962,871)	2.72%	12.90%	(5.01)%
Investment in associates and joint ventures	2,876,316	2,992,958	3,028,169	1.18%	5.28%	0.89%
Goodwill and Intangible assets, net	8,990,737	10,092,574	9,129,643	(9.54)%	1.54%	2.70%
Premises and equipment, net	5,472,760	6,897,151	6,777,025	(1.74)%	23.83%	2.00%
Investment property	3,263,930	4,172,595	4,444,251	6.51%	36.16%	1.31%
Right of use assets	1,696,110	1,803,264	1,688,486	(6.37)%	(0.45)%	0.50%
Prepayments	494,992	704,636	689,432	(2.16)%	39.28%	0.20%
Tax receivables	1,257,582	1,444,301	1,556,883	7.79%	23.80%	0.46%
Deferred tax	755,533	790,751	671,478	(15.08)%	(11.13)%	0.20%
Assets held for sale and inventories	553,078	713,479	803,485	12.62%	45.28%	0.24%
Other assets	4,015,932	4,720,108	4,820,081	2.12%	20.02%	1.42%
Total assets	313,431,803	349,322,944	338,596,669	(3.07)%	8.03%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	222,331,703	251,007,379	243,352,178	(3.05)%	9.45%	71.87%	80.82%
Interbank Deposits	728,150	952,589	397,533	(58.27)%	(45.41)%	0.12%	0.13%
Derivative financial instrument	3,703,279	4,426,584	5,647,869	27.59%	52.51%	1.67%	1.88%
Borrowings from other financial institutions	11,787,071	18,908,376	17,446,085	(7.73)%	48.01%	5.15%	5.79%
Debt securities in issue	21,462,415	19,061,952	17,643,566	(7.44)%	(17.79)%	5.21%	5.86%
Lease liability	1,782,992	1,873,300	1,741,886	(7.02)%	(2.31)%	0.51%	0.58%
Preferred shares	555,152	541,340	555,152	2.55%	0.00%	0.16%	0.18%
Repurchase agreements and other similar secured borrowing	2,904,217	449,947	530,109	17.82%	(81.75)%	0.16%	0.18%
Current tax	1,343,228	1,117,414	561,707	(49.73)%	(58.18)%	0.17%	0.19%
Deferred tax	1,084,246	921,345	1,470,474	59.60%	35.62%	0.43%	0.49%
Employees benefit plans	859,267	790,176	852,228	7.85%	(0.82)%	0.25%	0.28%
Other liabilities	9,791,063	11,418,682	10,899,751	(4.54)%	11.32%	3.22%	3.62%
Total liabilities	278,332,783	311,469,084	301,098,538	(3.33)%	8.18%	88.93%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.14%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.43%
Appropriated reserves	16,810,058	19,997,870	20,064,650	0.33%	19.36%	5.93%
Retained earnings	5,771,842	4,354,570	5,707,275	31.06%	(1.12)%	1.69%
Accumulated other comprehensive income, net of tax	5,361,368	7,226,755	5,432,346	(24.83)%	1.32%	1.60%

2Q23

Stockholders’ equity attributable to the owners of the parent company	33,281,636	36,917,563	36,542,639	(1.02)%	9.80%	10.79%
Non-controlling interest	1,817,384	936,297	955,492	2.05%	(47.42)%	0.28%
Total liabilities and equity	313,431,803	349,322,944	338,596,669	(3.07)%	8.03%	100.00%

2Q23

INCOME STATEMENT	As of		Growth				Change
(COP million)	Jun-22	Jun-23	Jun-23 / Jun-22	2Q22	1Q23	2Q23	2Q23 / 1Q23	2Q23 / 2Q22
Interest income and expenses
Interest on loans and financial leases
Commercial	4,198,111	8,595,698	104.75%	2,308,788	4,202,839	4,392,859	4.52%	90.27%
Consumer	3,366,381	5,175,769	53.75%	1,788,736	2,592,765	2,583,004	(0.38)%	44.40%
Small business loans	82,637	87,351	5.70%	42,801	45,483	41,868	(7.95)%	(2.18)%
Mortgage	1,627,092	2,112,444	29.83%	838,470	1,116,119	996,325	(10.73)%	18.83%
Financial leases	949,477	1,899,985	100.11%	498,962	928,546	971,439	4.62%	94.69%
Total interest income on loans and financial leases	10,223,698	17,871,247	74.80%	5,477,757	8,885,752	8,985,495	1.12%	64.04%
Interest income on overnight and market funds	10,525	103,627	884.58%	7,719	55,191	48,436	(12.24)%	527.49%
Interest and valuation on financial instruments	—	—	0.00	—	—	—	0.00	0.00
Interest on debt instruments using the effective interest method	215,460	503,397	133.64%	122,209	250,371	253,026	1.06%	107.04%
Valuation on financial instruments	—	—	0.00	—	—	—	0.00	0.00
Debt investments	396,453	196,876	(50.34)%	339,445	315,283	(118,407)	(137.56)%	(134.88)%
Derivatives	29,077	(128,490)	(541.90)%	(18,037)	(97,891)	(30,599)	(68.74)%	69.65%
Repos	(15,751)	(60,505)	284.13%	1,460	(35,090)	(25,415)	(27.57)%	(1840.75)%
Others	38,791	(28,348)	(173.08)%	24,212	9,505	(37,853)	(498.24)%	(256.34)%
Total valuation on financial instruments	448,570	(20,467)	(104.56)%	347,080	191,807	(212,274)	(210.67)%	(161.16)%
Total Interest on debt instruments and valuation on financial instruments	664,030	482,930	(27.27)%	469,289	442,178	40,752	(90.78)%	(91.32)%
Total interest and valuation on financial instruments	10,898,253	18,457,804	69.36%	5,954,765	9,383,121	9,074,683	(3.29)%	52.39%
Interest expense
Borrowings from other financial institutions	(218,803)	(813,515)	271.80%	(129,505)	(389,483)	(424,032)	8.87%	227.43%
Overnight funds	(2,758)	(19,593)	610.41%	(1,367)	(7,832)	(11,761)	50.17%	760.35%
Debt securities in issue	(612,688)	(762,372)	24.43%	(316,956)	(385,168)	(377,204)	(2.07)%	19.01%
Deposits	(1,959,690)	(6,461,026)	229.70%	(1,143,512)	(3,190,069)	(3,270,957)	2.54%	186.04%
Preferred shares	(28,650)	(28,650)	0.00%	(13,813)	(14,837)	(13,813)	(6.90)%	0.00%
Lease liabilities	(50,307)	(55,858)	11.03%	(29,303)	(25,319)	(30,539)	20.62%	4.22%
Other interest	(10,098)	(25,262)	150.17%	(5,381)	(12,555)	(12,707)	1.21%	136.15%
Total interest expenses	(2,882,994)	(8,166,276)	183.26%	(1,639,837)	(4,025,263)	(4,141,013)	2.88%	152.53%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	8,015,259	10,291,528	28.40%	4,314,928	5,357,858	4,933,670	(7.92)%	14.34%
Credit impairment charges on loans and advance and financial leases	(1,173,822)	(4,396,196)	274.52%	(782,391)	(2,175,418)	(2,220,778)	2.09%	183.85%
Recovery of charged - off loans	344,234	293,417	(14.76)%	196,090	130,769	162,648	24.38%	(17.05)%
Credit impairment charges on off balance sheet credit instruments	(21,086)	(12,199)	(42.15)%	(2,934)	(4,652)	(7,547)	62.23%	157.23%
Credit impairment charges/recovery on investments	(29,169)	(12,866)	(55.89)%	(23,528)	3,657	(16,523)	(551.82)%	(29.77)%
Total credit impairment charges, net	(879,843)	(4,127,844)	369.16%	(612,763)	(2,045,644)	(2,082,200)	1.79%	239.81%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments	7,135,416	6,163,684	(13.62)%	3,702,165	3,312,214	2,851,470	(13.91)%	(22.98)%
Fees and commission income								0.00
Banking services	374,204	485,609	29.77%	189,652	247,891	237,718	(4.10)%	25.34%

2Q23

Credit and debit card fees and commercial establishments	1,295,849	1,497,774	15.58%	663,406	744,466	753,308	1.19%	13.55%
Brokerage	15,918	15,007	(5.72)%	6,682	6,843	8,164	19.30%	22.18%
Acceptances, Guarantees and Standby Letters of Credit	40,745	53,229	30.64%	20,905	28,209	25,020	(11.30)%	19.68%
Trust	213,283	229,359	7.54%	104,340	112,552	116,807	3.78%	11.95%
Placement of securities and investment banking	50,358	30,854	(38.73)%	18,440	4,053	26,801	561.26%	45.34%
Bancassurance	372,594	467,654	25.51%	204,770	213,149	254,505	19.40%	24.29%
Payments and Collections	415,935	467,406	12.37%	212,626	227,056	240,350	5.85%	13.04%
Others	164,153	204,548	24.61%	82,827	99,765	104,783	5.03%	26.51%
Total fees and commission income	2,943,039	3,451,440	17.27%	1,503,648	1,683,984	1,767,456	4.96%	17.54%
Fees and commission expenses	(1,145,076)	(1,451,846)	26.79%	(624,856)	(682,388)	(769,458)	12.76%	23.14%
Total fees and comissions, net	1,797,963	1,999,594	11.21%	878,792	1,001,596	997,998	(0.36)%	13.56%
Other operating income
Derivatives FX contracts	79,221	265,579	235.24%	166,629	124,740	140,839	12.91%	(15.48)%
Net foreign exchange	(16,650)	470,855	(2927.96)%	(229,753)	159,059	311,796	96.03%	(235.71)%
Hedging	(2,545)	—	(100.00)%	(985)	—	—	0.00%	(100.00)%
Leases	618,806	849,020	37.20%	321,434	417,700	431,320	3.26%	34.19%
Gains (or losses) on sale of assets	69,992	91,060	30.10%	32,129	47,563	43,497	(8.55)%	35.38%
Other reversals	4,948	15,450	212.25%	1,951	7,525	7,925	5.32%	306.20%
Others	393,452	417,641	6.15%	202,159	233,293	184,348	(20.98)%	(8.81)%
Total other operating income	1,147,224	2,109,605	83.89%	493,564	989,880	1,119,725	13.12%	126.87%
Dividends received, and share of profits of equity method investees
Dividends	29,656	56,192	89.48%	23,943	23,880	32,312	35.31%	34.95%
Equity investments	(6,360)	(11,212)	76.29%	(8,270)	473	(11,685)	(2570.40)%	41.29%
Equity method	108,996	129,052	18.40%	58,037	92,283	36,769	(60.16)%	(36.65)%
Others	13,553	54,874	304.88%	11,120	—	54,874	0.00%	393.47%
Total dividends received, and share of profits of equity method investees	145,845	228,906	56.95%	84,830	116,636	112,270	(3.74)%	32.35%
Total operating income, net	10,226,448	10,501,789	2.69%	5,159,351	5,420,326	5,081,463	(6.25)%	(1.51)%
Operating expenses
Salaries and employee benefits	(1,743,557)	(2,233,229)	28.08%	(852,528)	(1,088,789)	(1,144,440)	5.11%	34.24%
Bonuses	(374,891)	(443,545)	18.31%	(197,990)	(234,004)	(209,541)	(10.45)%	5.83%
Other administrative and general expenses	(1,966,676)	(2,339,859)	18.98%	(1,034,220)	(1,140,878)	(1,198,981)	5.09%	15.93%
Taxes other than income tax	(428,363)	(694,729)	62.18%	(211,546)	(347,895)	(346,834)	(0.30)%	63.95%
Impairment, depreciation and amortization	(444,863)	(531,273)	19.42%	(223,451)	(260,096)	(271,177)	4.26%	21.36%
Total operating expenses	(4,958,350)	(6,242,635)	25.90%	(2,519,735)	(3,071,662)	(3,170,973)	3.23%	25.85%
Profit before tax	5,268,098	4,259,154	(19.15)%	2,639,616	2,348,664	1,910,490	(18.66)%	(27.62)%
Income tax	(1,599,876)	(1,012,699)	(36.70)%	(784,776)	(586,371)	(426,328)	(27.29)%	(45.68)%
Net income	3,668,222	3,246,455	(11.50)%	1,854,840	1,762,293	1,484,162	(15.78)%	(19.98)%
Non-controlling interest	(156,669)	(69,187)	(55.84)%	(75,145)	(45,516)	(23,671)	(47.99)%	(68.50)%
Net income attributable to equity holders of the Parent Company	3,511,553	3,177,268	(9.52)%	1,779,695	1,716,777	1,460,491	(14.93)%	(17.94)%

2Q23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: August 9, 2023	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance